June 7, 2019

VIA EDGAR

Mr. Charles Guidry

Office of Consumer Products

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Chewy, Inc.
Registration Statement on Form S-1
Filed April 29, 2019
File No 333-231095

On behalf of our client, Chewy, Inc. (the “Company”), we set forth below the Company’s responses to the letter, dated June 5, 2019, containing the comments of the staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above referenced Registration Statement on Form S-1 (File No. 333-231095) filed by the Company on April 29, 2019 (the “Registration Statement”).

In order to facilitate your review of our responses, we have restated each of the Staff’s comments in this letter, and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, we have also set forth the Company’s response to each of the Staff’s comments immediately below the corresponding numbered comment.

Intercompany Loan Agreements, page 79

1.

Staff’s comment: We note the expanded disclosure in this section. Please tell us what consideration you gave to including disclosure about this agreement in your Certain Relationships and Related Party Transactions section and to including it as an exhibit. See Items 404 and 601(b)(10) of Regulation S-K.

Response: The Company advises the Staff that it considered including disclosure about this agreement in the Certain Relationships and Related Party Transactions section and filing it as an exhibit to the Registration Statement and determined that neither was required under Items 404 and 601(b)(10) of Regulation S-K.

Instruction 4.b. to paragraph (a) of Item 404 of Regulation S-K provides that disclosure need not be provided of any indebtedness transaction for the related persons specified in Instruction 1.b. to paragraph (a) of Item 404. Instruction 1.b. to paragraph (a) of Item 404 provides that the term “related person” includes a security holder covered by Item 403(a) of Regulation S-K and certain family members. Accordingly, because PetSmart, Inc. (“PetSmart”) is a related person specified in Instruction 1.b. to paragraph (a) of Item 404, the Company submits that disclosure of the intercompany loan agreement and transactions pursuant to this agreement is not required in the Certain Relationships and Related Party Transactions section pursuant to Instruction 4.b. The Company notes that the existence of the intercompany loan agreement, the outstanding amount as of the most recent practicable date and the fact the agreement may be terminated in connection with this offering without cash repayment are all adequately disclosed to potential investors in the Capitalization and Management’s Discussion and Analysis of Financial Condition and Results of Operations sections of the Registration Statement.

The Company also submits that the intercompany loan agreement is not required to be filed as an exhibit under Item 601(b)(10) of Regulation S-K because the agreement is immaterial in both amount and significance as provided in paragraph (b)(10)(ii). First, the intercompany loan agreement is an agreement entered into in the ordinary course of business between a parent and its subsidiary, pursuant to which each party may make loans from time to time to the other for cash management purposes. Second, the amounts involved are immaterial to the Company and PetSmart. Third, as noted above, the existence of the intercompany loan agreement, the outstanding amount as of the most recent practicable date and the fact the agreement may be terminated in connection with this offering without cash repayment are all adequately disclosed to potential investors. Accordingly, the Company submits that filing this agreement is not required under Item 601(b)(10) of Regulation S-K and would not provide any material or meaningful information to investors beyond the disclosure included in the Registration Statement.

Notes to Consolidated Financial Statements, page F-8

2.

Staff’s comment: Please tell us your consideration of providing the product group disclosures required by ASC 280-50-40; for example, revenues might be disaggregated for consumables, premium consumables, supplies and pharmacy items or on some other basis.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it considered the guidance for entity-wide disclosures related to product groups under Accounting Standards Codification (ASC) 280-10-50-40 and determined that additional disclosures of disaggregated net sales by product groups were not meaningful to allow potential investors to understand its business activities, historical performance, or future prospects. The Company believes that the nature of its products across categories are similar as the products are purchased from the same type of suppliers, sold in the same manner through the Company’s website or mobile app, and address the same needs of the same pet parent consumer. Accordingly, the Company does not believe such disclosure would be material to its potential investors.

When determining the level at which net sales by product groups should be reported under ASC 280-10-50-40, the Company first considered that its net sales principally consist of pet consumables and pet hardgoods and that net sales from other pet products are immaterial. The Company further considered the aggregation criteria in ASC 280-10-50-11 by analogy and determined the characteristics of its pet products within the consumables and hardgoods groups are similar in nature. Each product group is comprised of goods specifically for pets and are aimed at appealing to the same broad range of pet parent consumers looking for a one stop shop for all of their pet needs. The Company also considered that the consumables and hardgoods have similar economic characteristics as there is low seasonality impacts for pet consumables and pet hardgoods and there has been no significant change in the mix or performance of these product groups as a percentage of total net sales or profitability. The Company also does not manufacture any of its products sold; rather, the finished products are procured from similar suppliers, sold via its e-commerce platform to the same type of customers and fulfilled through the same distribution network. As such, the Company considered that both product groups share similar characteristics.

Therefore, the Company believes that disclosing the aggregate revenues for all pet consumables, hardgoods and other pet products as a single group of similar products is in accordance with the guidance of ASC 280.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact the undersigned by telephone at (212) 446-4943 or by email at jkorff@kirkland.com.

Sincerely,

/s/ Joshua N. Korff
Joshua N. Korff

VIA E-MAIL

cc:	Sumit Singh
Mario Marte
Susan Helfrick
Chewy, Inc.

Tim Cruickshank
Kirkland & Ellis LLP

Michael Kaplan
Marcel Fausten
Davis Polk & Wardwell LLP